                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                              Aether Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00808V105
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                               September 27, 2000
 ------------------------------------------------------------------------------
              Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]       Rule 13d-1(b)
     [ ]       Rule 13d-1(c)
     [X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G



-------------------------------                     ---------------------
CUSIP No. 00808V105                                   Page 2 of 10 Pages
          ------------------                              ----  ---
-------------------------------                     ---------------------
-------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Rajendra Singh



-------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                  (b)  X



-------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------
                            5      SOLE VOTING POWER
                                   4,951,275
     NUMBER OF
                            --------------------------------------------
       SHARES               6      SHARED VOTING POWER
    BENEFICIALLY                   13,414,354
      OWNED BY
                            --------------------------------------------
        EACH                7      SOLE DISPOSITIVE POWER
     REPORTING                     4,951,275
       PERSON
                            --------------------------------------------
        WITH                8      SHARED DISPOSITIVE POWER
                                   13,414,354

------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    13,414,354

------------------------------------------------------------------------
10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    N/A

------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    34.57%
------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


-------------------------------                     -----------------------
CUSIP No. 00808V105                                   Page 3  of  10  Pages
          ----------------                               -----   -----
-------------------------------                     -----------------------
---------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Cherrywood Holdings, Inc.


---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                   (b)  X


---------------------------------------------------------------------------
3    SEC USE ONLY


---------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas, United States
---------------------------------------------------------------------------
                             5       SOLE VOTING POWER
                                     4,951,275
      NUMBER OF
                             ----------------------------------------------
        SHARES               6      SHARED VOTING POWER
     BENEFICIALLY                   13,414,354
       OWNED BY
                             ----------------------------------------------
         EACH                7      SOLE DISPOSITIVE POWER
      REPORTING                     4,951,275
        PERSON
                             ----------------------------------------------
         WITH                8      SHARED DISPOSITIVE POWER
                                    13,414,354

---------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,414,354

---------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     N/A

---------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     34.57%
---------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     CO
---------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


-------------------------------                           -----------------------
CUSIP No. 00808V105                                         Page  4  of 10  Pages
          ---------------------                                 ----   ----
-------------------------------                           -----------------------
---------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Telcom Ventures, L.L.C.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b)  X

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States
--------------------------------------------------------------------------------
                                  5      SOLE VOTING POWER
                                         4,951,275
           NUMBER OF
                                  ----------------------------------------------
             SHARES               6      SHARED VOTING POWER
          BENEFICIALLY                   13,414,354
            OWNED BY
                                  ----------------------------------------------
              EACH                7      SOLE DISPOSITIVE POWER
           REPORTING                     4,951,275
             PERSON
                                  ----------------------------------------------
              WITH                8      SHARED DISPOSITIVE POWER
                                         13,414,354

--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13,414,354

--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          N/A

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          34.57%

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


-------------------------------                       -------------------------
CUSIP No. 00808V105                                     Page  5  of  10  Pages
         ----------------------                             -----   ----
-------------------------------                       -------------------------
-------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Telcom-ATI Holdings, L.L.C.

-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b)  X


-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States
-------------------------------------------------------------------------------
                                  5      SOLE VOTING POWER
                                         4,951,275
           NUMBER OF
                                  ---------------------------------------------
             SHARES               6      SHARED VOTING POWER
          BENEFICIALLY                   13,414,354
            OWNED BY
                                  ---------------------------------------------
              EACH                7      SOLE DISPOSITIVE POWER
           REPORTING                     4,951,275
             PERSON
                                  ---------------------------------------------
              WITH                8      SHARED DISPOSITIVE POWER
                                         13,414,354

-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13,414,354

-------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          N/A

-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          34.57%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          OO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


-------------------------------                        -------------------------
CUSIP No. 00808V105                                      Page  6  of  10  Pages
         ------------------                                  ----    -----
-------------------------------                        -------------------------
--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Telcom-ATI Investors, L.L.C.


-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b)  X

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States
-------------------------------------------------------------------------------
                                  5      SOLE VOTING POWER
                                         4,951,275
           NUMBER OF
                                  ---------------------------------------------
             SHARES               6      SHARED VOTING POWER
          BENEFICIALLY                   13,414,354
            OWNED BY
                                  ---------------------------------------------
              EACH                7      SOLE DISPOSITIVE POWER
           REPORTING                     4,951,275
             PERSON
                                  ---------------------------------------------
              WITH                8      SHARED DISPOSITIVE POWER
                                         13,414,354

-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13,414,354

-------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          N/A

-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          34.57%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          OO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G



------------------------------                         ------------------------
CUSIP No. 00808V105                                     Page  7 of 10  Pages
          -----------------                                  ---  ----
------------------------------                         ------------------------

Item 1(a)       Name of Issuer:
---------       --------------

                Aether Systems, Inc.

       (b)      Address of Issuer's Principal Executive Offices:
                -----------------------------------------------

                11460 Cronridge Drive
                Owings Mills, MD  21117

Item 2(a):      Name of Persons Filing:
---------       ----------------------

                Rajendra Singh
                Cherrywood Holdings, Inc.
                Telcom Ventures, L.L.C.
                Telcom-ATI Holdings, L.L.C.
                Telcom-ATI Investors, L.L.C.
                (collectively, the "Filing Persons")

       (b)      Address of Principal Business Office or, if none, Residence:
                -----------------------------------------------------------

                Same address for each Filing Person:
                211 North Union Street, Suite 300
                Alexandria, Virginia  22314

       (c)      Citizenship:
                -----------

                Rajendra Singh - United States
                Cherrywood Holdings, Inc. - Kansas corporation
                Telcom Ventures, L.L.C. - Delaware limited liability company Telcom-ATI Holdings, L.L.C. - Delaware limited liability company Telcom-ATI Investors, L.L.C. - Delaware limited liability company

       (d)      Title of Class of Securities:
                ----------------------------

                Common Stock, par value $.01 per share

      (e)       CUSIP Number:
                ------------

                00808V105

                                  SCHEDULE 13G



-------------------------------                         -----------------------
CUSIP No.  00808V105                                     Page  8  of  10  Pages
           ---------------                                    ---    ----
-------------------------------                         -----------------------

Item 3:      Capacity in Which Person is Filing if Statement is Filed
------       --------------------------------------------------------
             Pursuant to Rule 13d-1(b),  13d-2(b) or (c):
             --------------------------------------------

             N/A

Item 4:      Ownership: (as of October 2, 2000)
------       ---------

             (a)       Amount Beneficially Owned:

             Of the 6,851,274 shares directly held by Telcom-ATI Investors, L.L.C., which is a subsidiary in turn of Telcom-ATI Holdings, L.L.C., Telcom Ventures, L.L.C., and Cherrywood Holdings, Inc., an aggregate of 1.9 million shares were sold pursuant to the Aether Systems prospectus dated September 27, 2000 in an underwritten offering for a sale price of $105 per share before selling commissions and other expenses. The underwriters have an option to purchase an additional 15% or 285,000 shares within 30 days. In connection with such offering, Telcom-ATI Investors, L.L.C. agreed, with exceptions, not to sell or transfer any common stock for 150 days after the date of such prospectus without first obtaining the written consent of Merrill Lynch. Rajendra Singh is the Chairman and Chief Executive Officer of Cherrywood Holdings, Inc. In addition, each of the Filing Persons may be deemed to beneficially own an aggregate of an additional 8,463,079 shares held by the other parties to a voting agreement among Telcom-ATI Investors, L.L.C., 3Com Corporation, NexGen Technologies, L.L.C. and Reuters MarketClip Holdings, Sarl. Under such voting agreement, each of the parties has agreed to vote for two members of the board of directors of the issuer named by each of NexGen and Telcom-ATI Investors, and for one director named by each of Reuters and 3Com. The Filing Persons disclaim beneficial ownership of the shares held by such other parties to the voting agreement.

             (b)       Percent of class:

                       For each Filing Person (based upon 38,802,768 shares
             outstanding as of September 24, 2000 as stated in the Issuer's Prospectus dated September 27, 2000):
                       Sole:  12.76%
                       Shared:  34.57%

             (c)       Number of shares to which such person has:

                       (i)     Sole power to vote or to direct the vote:

                       For each Filing Person:  4,951,275

                       (ii)    Shared power to vote or to direct the vote:

                       For each Filing Person:  13,414,354

                                  SCHEDULE 13G



-------------------------------                          ----------------------
CUSIP No.  00808V105                                      Page  9  of 10  Pages
           ------------------                                  ---   ----
-------------------------------                          ----------------------

           (iii)     Sole power to dispose or to direct the disposition of:

                     For each Filing Person:  4,951,275

           (iv)      Shared power to dispose or to direct the disposition of:

                     For each Filing Person:  13,414,354

Item 5:    Ownership of Five Percent or Less of a Class:
------     --------------------------------------------

           N/A

Item 6:    Ownership of More than Five Percent on Behalf of Another Person:
------     ---------------------------------------------------------------

           Except as set forth in this Schedule 13G, no person owns more than 5% on behalf of another person.

Item 7:    Identification and Classification of the Subsidiary Which Acquired
------     ------------------------------------------------------------------
           the Security Being Reported on By the Parent Holding Company or
           ---------------------------------------------------------------
           Control Person:
           ---------------

           N/A

Item 8:    Identification and Classification of Members of the Group:
------     ---------------------------------------------------------

           N/A

Item 9:    Notice of Dissolution of Group:
------     ------------------------------

           N/A

Item 10:   Certifications:
-------    --------------

           N/A

                                  SCHEDULE 13G




-------------------------------                         -----------------------
CUSIP No.  00808V105                                    Page  10  of 10  Pages
           -----------------                                  ---   ----
-------------------------------                         -----------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 12, 2000

                                       RAJENDRA SINGH


                                                 /s/ Rajendra Singh
                                       ----------------------------------------



                                       CHERRYWOOD HOLDINGS, INC.


                                       By:       /s/ Rajendra Singh
                                          -------------------------------------



                                       TELCOM VENTURES, L.L.C.


                                       By:       /s/ Rajendra Singh
                                          -------------------------------------



                                       TELCOM-ATI HOLDINGS, L.L.C.


                                       By:       /s/ Rajendra Singh
                                          -------------------------------------



                                       TELCOM-ATI INVESTORS, L.L.C.


                                       By:       /s/ Rajendra Singh
                                          -------------------------------------